UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number 000-50786
CUSIP Number 86269H 10 7
NOTIFICATION OF LATE FILING
          (Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q
☐ Form N-SAR ☐ Form N-CSR
          For Period Ended: September 30, 2006
☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
          For the Transition Period Ended:

Read instruction (on back page) before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
          Stratagene Corporation

Full Name of Registrant

Former Name if Applicable
          11011 North Torrey Pines Road

Address of Principal Executive Office (Street and Number)
          La Jolla, California 92037

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)
          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
          State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
          As previously announced, on October 31, 2006 the United States District Court for the Western District of Texas awarded Invitrogen Corporation (“Invitrogen”) $16.2 million, plus attorneys’ fees, costs and pre-judgment interest against the registrant, Stratagene Corporation (“Stratagene”). Following this award, the registrant has been working diligently to complete the preparation of its consolidated financial statements as of and for the period ended September 30, 2006 and to obtain a necessary appeal bond to allow it to appeal this award without being subject to collection activities by Invitrogen Corporation. The timing of the receipt of the Court’s determination and the additional work involved in obtaining the appeal bond and compiling the necessary information for inclusion in such consolidated financial statements have resulted in Stratagene’s inability to complete and file its quarterly report on Form 10-Q for the quarter ended September 30, 2006 (the “Quarterly Report”) within the prescribed time period. These factors could not have been eliminated without unreasonable effort and expense. Stratagene is in the process of completing the Quarterly Report and expects to file the Quarterly Report with the Securities and Exchange Commission within the five-day grace period provided by Rule 12b-25 promulgated under the Securities Exchange Act of 1934.
PART IV – OTHER INFORMATION
          (1) Name and telephone number of person to contact in regard to this notification

Steve Martin, Vice President and Chief Financial Officer	(858)	373-6303

(Name)	(Area Code)	(Telephone Number)
          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No
          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
          Stratagene expects to accrue a non-cash litigation charge for the Invitrogen lawsuit of approximately $12.5 million in the third quarter of 2006. This charge is in addition to a non-cash litigation charge of $7.9 million which had already been accrued for such lawsuit during the second quarter of 2006. Other than such litigation charge, Stratagene does not anticipate that the results of operations that will be included in the Quarterly Report will be significantly different from Stratagene’s results of operations for the third quarter of 2005.
Stratagene Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2006	By	/s/ STEVE MARTIN
Steve Martin
Vice President and Chief Financial Officer

3